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                          January 25, 2021

       Deanna H. Lund
       Chief Financial Officer
       KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
       10680 Treena St., Suite 600
       San Diego, CA 92131

                                                        Re: KRATOS DEFENSE &
SECURITY SOLUTIONS, INC.
                                                            Form 10-K for
Fiscal Year Ended December 29, 2019
                                                            Filed February 24,
2020
                                                            Form 8-K Filed
October 29, 2020
                                                            File No. 001-34460

       Dear Ms. Lund:

               We have reviewed your December 28, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 14, 2020 letter.

       Form 8-K Filed October 29, 2020

       Exhibit 99.1

   1.                                                   We acknowledge your
response to prior comment 3. For a non-GAAP
                                                        performance measure,
Question 102.11 of the Compliance and Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures requires the inclusion of both current and deferred income tax expense.
Please revise your future press releases accordingly.
 Deanna H. Lund
FirstName  LastNameDeanna H. LundSOLUTIONS, INC.
KRATOS DEFENSE      & SECURITY
Comapany
January 25,NameKRATOS
            2021        DEFENSE & SECURITY SOLUTIONS, INC.
January
Page 2 25, 2021 Page 2
FirstName LastName
       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing